Exhibit 99.1

Trina Solar Announces Fourth Quarter and Fiscal Year 2013 Results

CHANGZHOU, China, March 4, 2014 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the fourth quarter and fiscal year 2013.

Fourth Quarter 2013 Financial and Operating Highlights

•                  Solar module shipments were 770.1 MW during the fourth quarter of 2013, compared to 774.6 MW in the third quarter of 2013

•                  Net revenues were $525.6 million, a decrease of 4.1% from the third quarter of 2013

•                  Gross profit was $79.1 million, a decrease of 5.2% from the third quarter of 2013

•                  Gross margin was 15.1%, compared to 15.2% in the third quarter of 2013

•                  Cost of revenue was $446.5 million, a decrease of 4.0% from the third quarter of 2013

•                  Operating income was $14.1 million, an increase of 133.8% from the third quarter of 2013

•                  Operating margin was 2.7%, compared to 1.1% in the third quarter of 2013

•                  Net income was $9.6 million, a decrease of 3.5% from the third quarter of 2013

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.13, compared to $0.14 in the third quarter of 2013

Full Year 2013 Financial and Operating Highlights

•                  PV module shipments were approximately 2.58 GW, compared to 1.59 GW in 2012

•                  Total net revenues were $1.77 billion, an increase of 36.9% from 2012

•                  Gross profit was $218.2 million, an increase of 281.2% from 2012

•                  Gross margin was 12.3%, compared to 4.4% in 2012

•                  Operating loss was $43.8 million, a decrease of 83.5% from 2012

•                  Net loss for the full year was $77.9 million, a decrease of 70.8% from 2012

•                  Loss per fully diluted ADS for 2013 was $1.09, compared to a loss of $3.77 in 2012

“We are pleased to report that in the fourth quarter we continued to make progress in executing our operating strategy across all key geographies and end segments. In particular, we are seeing substantial sales growth in China, and anticipate that trend to continue following the government’s increased target of 14 GW in new solar installations for 2014. Our efforts to diversify our business beyond the traditional markets in Europe and the USA where we have maintained leading positions and into additional emerging markets have progressed well. Geographical diversification will continue to be a key strategic focus in 2014. We have achieved significant sales volumes in 2013 in new non-traditional markets, including China, Japan, South East Asia and the Middle East.

“Operating and financial management remained a key focus in 2013, and I am happy to announce that operating expenses as a percentage of revenue declined substantially from 17.1% in the first quarter of 2013 to 12.4% in the fourth quarter. In addition, our dedication to fiscal discipline has generated positive results across most key metrics. Days of sales outstanding and inventory days continued to decrease over the previous quarter. As we closed the fourth quarter, Trina continued to stand out among its Chinese solar peers as maintaining one of the relatively healthier balance sheets. We will continue to focus on ensuring the right balance between business expansion and maintaining our financial strength.

“As a leader in R&D and innovation, Trina Solar achieved a breakthrough in cell technology in the quarter. After two years of research, last week Trina Solar announced it had jointly developed an Interdigitated high efficiency Back Contact (“IBC”) cell in partnership with the Australian National University (ANU). The IBC cell, independently tested by the Fraunhofer CalLab in Germany, was able to deliver an efficiency of 24.4%, putting it among the most efficient solar cells to date. Trina Solar has independently developed a commercial version of the IBC cell and expects it to be ready for trial production in its “golden line” production line as one of Trina’s focuses for R&D in 2014.

“To ensure Trina Solar has access to sufficient production capacity to meet the anticipated increase in global demand in 2014, the Company recently announced two strategic investments in China to expand its solar cell and module production capacity. These agreements provide Trina Solar with the means to efficiently and cost-effectively increase production capacity as needed. At the same time this initiative has an important role to play in helping to achieve the healthy and sustainable growth of the Chinese solar industry. We expect consolidation to continue in the solar sector. This is beneficial for the industry as a whole, but ultimately for customers and end-users as well.

“In 2014, we are optimistic that solar PV demand will continue to be strong and expect China, Japan, as well as the broader Asia Pacific region and the Middle East to be key drivers of this increased demand. At the same time, we remain committed to securing ongoing growth in Europe. To capitalize on this growing demand, we will work towards solidifying our leading position in modules sales. At the same time, we will focus further on developing downstream projects and increase the contribution from these projects to our total revenues and gross margins. To achieve this goal we have been building project pipelines in a number of different geographical regions that we anticipate will provide the Company with a platform for further growth.” said Mr. Jifan Gao, Chief Executive Officer of Trina Solar.

Recent Business Highlights

During the fourth quarter of 2013, the Company:

•                  Announced that its Trinasmart solution won the 2013 Solar Industry Award in the System Integration category.

•                  Announced that its State Key Laboratory of PV Science and Technology received accreditation from China’s Ministry of Science and Technology. The laboratory is positioned by the Company to be a national platform for driving PV technological development in China.

•                  Announced that it entered into an agreement with Yabang Investment Holding Group Co., Ltd. to establish a joint venture with a total solar module production capacity that will be gradually increased to 500 MW within the next 12 months.

•                  Announced that it would supply 1 MW of Trina Honey PV modules for use in Jordan’s largest and first large-scale solar power project, owned by the Ma’an Development Company. The project will be jointly built by Phoenix Solar and Mustakbal Clean Tech.

•                  Announced that it would supply 25 MW of modules to Bangchak Solar Energy Project owned by subsidiaries of Bangchak Solar Energy Co., Ltd. in Thailand, a leading emerging solar market in South East Asia.

•                  Announced that it received JIS Q 8901 Certification from TUV Rheinland. The standard sets out reliability assurance requirements for the design, production and performance of terrestrial PV modules in the Japanese market and is expected to support Trina Solar’s ongoing growth in Japan.

•                  Announced that it signed an investment framework agreement with the local government authority of Turpan Prefecture to develop a 1GW ground-mounted solar power project in China’s Xinjiang region.

•                  Announced the appointment of Teresa Tan as Chief Financial Officer of the Company effective January 10, 2014.

Subsequent Events

Subsequent to the fourth quarter of 2013, the Company:

•                  Announced that Cobalt Power, a leading PV system installer, successfully commissioned the first commercial-scale installation of Trinasmart in North America.

•                  Announced that it entered into an agreement with Shenzhen S.C. New Energy Technology Corporation (“Shenzhen S.C.”) to acquire Shenzhen S.C.’s wholly-owned subsidiary, Hubei Hongyuan PV Science and Technology Co., Ltd. The newly acquired capacity is expected to reach 420 MW by the middle of 2014.

•                  Announced that it signed an EPC contract with Fresh Fruits Company, a food storage and logistics company in Amman, Jordan, for a 2 MW rooftop solar power plant on the company’s stores and warehouses. Trina Solar is responsible for the engineering, procurement and construction of the project.

•                  Announced that researchers from Trina Solar and the Australian National University (ANU) jointly developed a new high-efficiency solar cell. The laboratory scale Interdigitated Back Contact (“IBC”) cell was able to deliver an efficiency of 24.4%, putting it among the most efficient solar cells up date.

Fourth Quarter 2013 Results

Net Revenues

Net revenues in the fourth quarter of 2013 were $525.6 million, a decrease of 4.1% sequentially and an increase of 73.6% year-over-year. Total shipments were 770.1 MW, compared to 774.6 MW in the third quarter of 2013 and 414.5 MW in the fourth quarter of 2012. The sequential decrease in revenues was primarily due to lower than expected contribution of system sales, and other sales during the fourth quarter. The year-over-year increase in revenues was driven largely by rising shipment volumes on growing demand from key geographical regions, particularly China and Japan.

Cost of Revenues

Cost of revenues in the fourth quarter of 2013 was $446.5 million, a decrease of 4.0% sequentially and an increase of 50.3% year-over-year. This included a disposal and impairment loss of $9.3 million on downstream projects with a total capacity of 183 MW in California, USA. Cost of revenues excluding these write-offs was $437.2 million, a decrease of 6.0% compared to the third quarter of 2013.

Gross Profit and Margin

Gross profit in the fourth quarter of 2013 was $79.1 million, compared to a gross profit of $83.4 million in the third quarter of 2013 and $5.6 million in the fourth quarter of 2012.

Gross margin was 15.1% in the fourth quarter of 2013, compared to 15.2% in the third quarter of 2013 and 1.9% in the fourth quarter of 2012. The sequential decrease was primarily due to the disposal and impairment loss of $9.3 million on our downstream projects in the U.S. The year-over-year increase in gross margin was primarily due to the decrease in costs per watt exceeding the decrease in the ASP of modules year-over-year. Gross margin excluding the impact of project loss was 16.8%.

Operating Expense, Income (Loss) and Margin

Operating expenses in the fourth quarter of 2013 were $65.0 million, a decrease of 16.0% sequentially and 14.5% year-over-year. The sequential decrease was primarily due to a reduction in accounts receivable provisions. The Company’s operating expenses represented 12.4% of its fourth quarter net revenues, a decrease from 14.1% sequentially and 25.1% year-over-year. Operating expenses included a reversal of accounts receivable provisions of $3.8 million in the fourth quarter of 2013, compared to accounts receivable provisions of $9.9 in the third quarter of 2013. Provision for accounts receivable in the fourth quarter might be changed upon settlement of arbitration award for a particular customer or other events.

As a result, operating income in the fourth quarter of 2013 was $14.1 million, compared to $6.0 million in the third quarter of 2013 and an operating loss of $70.4 million in the fourth quarter of 2012. Operating margin was 2.7% in the fourth quarter of 2013, compared to 1.1% in the third quarter of 2013 and negative 23.3% in the fourth quarter of 2012.

Net Interest Expense

Net interest expense in the fourth quarter of 2013 was $8.2 million, compared to $12.0 million in the third quarter of 2013 and $11.4 million in the fourth quarter of 2012. The sequential decrease in net interest expense was primarily due to a decrease in total bank borrowings in the fourth quarter of 2013.

Foreign Currency Exchange Gain

The Company had a foreign currency exchange gain of $1.8 million in the fourth quarter of 2013, which included gains in fair value of derivative instruments, compared to a net gain of $8.0 million in the third quarter of 2013 and a net gain of $4.7 million in the fourth quarter of 2012. The sequential decrease was primarily due to the appreciation of the Euro against the U.S. dollar but offset by the depreciation of the Japanese Yen against the U.S. dollar and by gains from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.

Income Tax Benefit (Expense)

Income tax benefit was $1.1 million in the fourth quarter of 2013, compared to income tax benefit of $4.9 million in the third quarter of 2013 and income tax expense of $11.3 million in the fourth quarter of 2012.

Net Income (Loss) and Earnings (Loss) per ADS

Consequently, net income was $9.6 million in the fourth quarter of 2013, compared to $9.9 million in the third quarter of 2013 and a net loss of $87.2 million in the fourth quarter of 2012.

Net margin was 1.8% in the fourth quarter of 2013, compared to 1.8% in the third quarter of 2013 and negative 28.8% in the fourth quarter of 2012.

Earnings per fully diluted ADS were $0.13 in the fourth quarter of 2013 compared to $0.14 in the third quarter of 2013

Financial Condition

As of December 31, 2013, the Company had $561.4 million in cash and cash equivalents and restricted cash. Total bank borrowings were $1,036.1 million, of which $935.6 million were short-term borrowings. The Company decreased its long-term borrowings by $35.6 million to $100.5 million as of December 31, 2013, from $136.1 million as of September 30, 2013.

Shareholders’ equity was $816.5 million as of December 31, 2013, an increase from $801.8 million at the end of the third quarter of 2013.

Full Year 2013 Results

Total module shipments were 2.58 GW in 2013, an increase of 62.2% from 1.59 GW in 2012, primarily driven by strong demand from China, Japan and Europe. For the full year of 2013, net revenues were $1.77 billion, an increase of 36.9% from $1.30 billion in 2012. Gross profit for 2013 was $218.2 million, an increase of 281.2% from $57.2 million in 2012. Overall gross margin was 12.3% in 2013, compared to 4.4% in 2012. The gross margin increase was primarily due to slower decreases in ASP compared with a reduction in silicon and non-silicon manufacturing cost per watt in 2013 as the company improved its operating efficiency.

Operating loss was $43.8 million in 2013, compared to a loss of $264.9 million in 2012. Operating margin was negative 2.5% in 2013 compared to negative 20.4% in 2012.

Net loss was $77.9 million in 2013, compared to a net loss of $266.6 million in 2012. Net margin was negative 4.4% in 2013, compared to negative 20.6% in 2012.

Loss per fully-diluted ADS was $1.09 for 2013, compared to a loss per fully diluted ADS of $3.77 for 2012.

First Quarter and Fiscal Year 2014 Guidance

In the first quarter of 2014 the Company expects to ship between 670 MW to 700 MW of PV modules, of which 20 MW to 30 MW of PV modules will be shipped to its downstream PV projects.

The Company believes its blended gross margin for the first quarter of 2014, taking into account of the contribution from its downstream PV projects, will be in the mid-teens in percentage terms. Such guidance is based on the exchange rate between the Euro and the U.S. dollar as of March 4, 2014.

For the full year of 2014, the Company expects its total PV module shipments between 3.6 GW and 3.8 GW, of which 400 MW to 500 MW of PV modules will be shipped to its own downstream projects. This would represent an increase of 39.5% to 47.3% respectively, from 2013.

For the full year 2014, the Company expects to complete construction of its downstream PV projects between 400 MW and 500 MW.

Operations and Business Outlook

2014 Manufacturing Capacity

As of December 31, 2014, the Company expects its annualized in-house ingot and wafer production capacity will be approximately 1.7 GW, with PV cell capacity of approximately 3.0 GW, which includes capacity from its newly acquired company Hongyuan, and module capacity of approximately 3.8 GW, which includes capacity from its newly established joint venture company with Yabang. Management will review the Company’s expansion needs in the future in consideration of changes in overall market demand.

Cell and Module Technology Update

In 2013, Trina Solar’s State Key Laboratory for PV Science and Technology completed its official audit and received formal accreditation from China’s Ministry of Science and Technology on November 3, 2013. The laboratory has actively participated in PV technical conferences with a total of 19 scientific papers published in scientific journals and technical conferences in 2013.

In 2013, Trina Solar focused on the development of its high-efficiency Interdigitated Back Contact (IBC) and silicon-based Heterojunction (HJ) cells. These cell technologies will be part of Trina’s future product portfolio. In the Company’s R&D lab, the efficiency of a commercialized size IBC cell has reached 21.4% using low cost process. Based on this result, the IBC 1.2m2 module power (72 cells of 125x125mm) has reached 238W, independently certified by the National Center of Supervision and Inspection on Solar Photovoltaic Products Quality of China. The lab-scale IBC cell was developed at the Australian National University (ANU) under an R&D contract with Trina Solar through the collaboration agreement with Solar Energy Research Institute of Singapore (SERIS). The best of the laboratory IBC cells have reached an efficiency of 24.4%, which has been independently confirmed by Fraunhofer CalLab in Germany. For the HJ cells, the Company collaborated on the development of such cell technology with the Shanghai Institute of Microsystem and Information Technology under the Chinese Academy of Sciences. The HJ cell efficiency has reached 21.3%, and has been independently certified.

Continuing on its highly successful Honey product, Trina Solar is focusing on high performance products and developing high-efficiency multi and mono-crystalline silicon PV modules that make use of innovative technologies. The Honey Pilot Production line reached an average module power of 283.5W, and a maximum module power of 285.5W. The upgraded Honey cells now reach an average efficiency of 20%, and an independently-certified maximum efficiency of 20.54%.

In 2014, Trina Solar will continue to work on the development of new PV modules adapted for particular climates, as well as smarter PV products for better safety and better energy production to reduce the Levelized Cost of Electricity (LCOE).

Project Development

Projects in China

In the fourth quarter of 2013 Trina Solar signed a strategic framework agreement for a 1 GW project in Xinjiang. The Company expects all necessary approvals to be obtained and the construction of the first and second phases to be completed by the end of this year.

In addition to this 1GW project, the Company has a number of projects in the pipeline in various regions in China, most of which are under negotiation or in the early stages of development. Trina Solar expects to see further project construction and connections to the grid as we move into the second half of 2014.

International Projects

Outside of China, the Company is adopting tailored strategies for each target market that take into account a number of factors including the geographical locations, policy and regulatory environment and potential IRRs among others to determine each market approach. This means that in certain markets the Company may choose to work with local partners in order to efficiently access project resources and obtain any required certifications.

In Europe, the Company has 24 MW of solar power plants under construction. These projects are expected to be completed in the first and second quarter of 2014. Across Europe, the Company has a total of 16 MW of projects in operation retained on balance sheet, of which 14 MW are in Greece and 2 MW in Italy. The Company is currently engaged in developing additional projects in European and other countries.

The commencement of a project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

Conference Call

The Company will host a conference call at 8:00 a.m. U.S. EST on March. 4, 2014 (9:00 p.m. Beijing / Hong Kong, March 4, 2014), to discuss the results for the quarter and year ended December 31, 2013. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Teresa Tan, Chief Financial Officer, Zhiguo Zhu, Senior Vice President and President of Trina Solar’s Module Business Unit, and Yvonne Young, Investor Relations Director. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 1857-6365.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. EST on March 4, 2014 through 11:59 p.m. EDT on March 20, 2014. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 1857-6365.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited

Teresa Tan, CFO

Phone: + (86) 519-8517-6823 (Changzhou)

Yvonne Young

Head of Investor Relations

Phone: + (86) 519-8517-6878 (Changzhou)

Email: ir@trinasolar.com

Brunswick Group

Ilse Schache

Email: trina@brunswickgroup.com

Phone: + (86) 10-6566-2256 (Beijing)

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended			For Year Ended
	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Net revenues	$525,638	$548,386	$302,746	$1,774,971	$1,296,655
Cost of revenues	446,517	464,955	297,112	1,556,777	1,239,412
Gross profit	79,121	83,431	5,634	218,194	57,243
Operating expenses
Selling expenses	33,566	37,511	30,350	132,824	118,885
General and administrative expenses	25,445	35,527	40,320	109,228	176,719
Research and development expenses	6,007	4,360	5,392	19,926	26,511
Total operating expenses	65,018	77,398	76,062	261,978	322,115
Operating income (loss)	14,103	6,033	(70,428)	(43,784)	(264,872)
Foreign exchange gain (loss)	1,064	8,050	2,582	(13,576)	908
Interest expenses	(8,975)	(13,355)	(12,682)	(48,445)	(51,887)
Interest income	770	1,335	1,244	3,958	8,552
Gain (loss) on change in fair value of derivative	729	(79)	2,153	2,180	8,542
Other income, net	729	2,995	1,209	8,696	6,797
Income (loss) before income taxes	8,420	4,979	(75,922)	(90,971)	(291,960)
Income tax benefit (expense)	1,134	4,918	(11,256)	13,031	25,405
Net income (loss)	9,554	9,897	(87,178)	(77,940)	(266,555)
Loss attributable to the noncontrolling interests	206	4	—	210	—
Net income (loss) attributable to Trina Solar Limited	$9,760	$9,901	$(87,178)	$(77,730)	$(266,555)

Earnings (loss) per ADS*
Basic	$0.14	$0.14	$(1.23)	$(1.09)	$(3.77)
Diluted	$0.13	$0.14	$(1.23)	$(1.09)	$(3.77)
Weighted average ADS outstanding*
Basic	71,064,192	71,017,284	70,772,050	71,071,055	70,696,594
Diluted	72,526,455	71,757,097	70,772,050	71,071,055	70,696,594

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended			For Year Ended
	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Net income (loss)	$9,554	$9,897	$(87,178)	$(77,940)	$(266,555)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,856	(1,021)	(877)	6,197	(2,985)
Comprehensive income (loss)	12,410	8,876	(88,055)	(71,743)	(269,540)
Comprehensive loss attributable to non-controlling interests	207	4	—	209	—
Comprehensive income (loss) attributable to Trina Solar Limited	$12,617	$8,880	$(88,055)	$(71,534)	$(269,540)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Dec. 31 2013	Sep. 30 2013	Dec. 31 2012

ASSETS
Current assets:
Cash and cash equivalents	$486,686	$448,602	$807,276
Restricted cash	74,720	109,180	110,920
Inventories	244,532	278,124	318,504
Project assets, current portion	73,305	58,948	7,960
Accounts receivable, net	429,387	603,009	390,157
Current portion of advances to suppliers, net	68,253	65,518	57,846
Prepaid expenses and other current assets, net	139,113	98,455	72,824
Total current assets	1,515,996	1,661,836	1,765,487
Property, plant and equipment, net	889,752	838,841	893,340
Project assets, net of current portion	6,097	10,271	23,398
Land use rights, net	43,287	43,451	41,961
Advances to suppliers, net of current portion	41,908	69,405	86,993
Investment in equity affiliates	11,770	12,899	10,961
Deferred income tax assets, net	50,901	62,411	41,048
Other noncurrent assets	1,814	1,364	1,669
TOTAL ASSETS	$2,561,525	$2,700,478	$2,864,857

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$935,590	$965,569	$875,821
Accounts payable	476,533	573,744	428,626
Convertible senior notes	—	—	83,582
Accrued expenses and other current liabilities	128,420	122,316	91,126
Total current liabilities	1,540,543	1,661,629	1,479,155
Long-term bank borrowings, excluding current portion	100,502	136,136	415,150
Accrued warranty costs	81,743	76,924	65,780
Other noncurrent liabilities	21,962	23,765	22,987
Total liabilities	1,744,750	1,898,454	1,983,072

Ordinary shares	36	40	40
Additional paid-in capital	663,388	661,304	656,944
Retained earnings	137,665	127,905	215,395
Accumulated other comprehensive income	15,403	12,546	9,206
Total Trina Solar Limited shareholders’ equity	816,492	801,795	881,585
Non-controlling interests	283	229	200
Total equity	816,775	802,024	881,785
TOTAL LIABILITIES AND EQUITY	$2,561,525	$2,700,478	$2,864,857